November 18, 2015

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Fled October 8, 2015

File No., 333-205720

Re: Letter dated November 4, 2015

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Registration Statement Cover Page

1.

Please note that you have been assigned the primary standard industrial classification code number 7372.

We have changed the primary standard industrial classification code number from 8741 to 7372.

Prospectus Cover Page, page 3

2.

For clarity, please revise your table to reflect the potential range of proceeds, on a net basis, that you will receive if you sell 25%, 50%, 75% and 100% of the shares being offered.  See Item 501(b)(3) of Regulation S-K.  Alternatively, given that yours is a best efforts offering, consider eliminating the table in its entirety.

We have deleted the table on page 3.

3.

Please revise to eliminate repetitive disclosure from the cover page, e.g., multiple references to risk factors, and limit the disclosure to a single page.  See Item 501(b) of Regulation S-K.

We have revised our cover page:

“PRELIMINARY PROSPECTUS

ETERNAL SPEECH, INC.

4,500,000 SHARES OF COMMON STOCK AT $0.02 PER SHARE

OFFERED BY ETERNAL SPEECH, INC.

This prospectus relates to our offering of a total of 4,500,000 shares (the "Shares") of our common stock on a "self-underwritten" basis at a fixed price of $0.02 per share. There is no minimum number of shares that an investor is required to purchase. This offering of shares will terminate 180 days from the effective date of this prospectus, although we may close the offering on any date prior if the offering is fully subscribed or at our own discretion. We do not reserve the right to extend the offering beyond the 180-day offering period. All money received from any sale of the shares offered, regardless of the number of shares sold, will be available to us to fund our business and operations.

We have not made arrangements to deposit funds received from the sale of shares in this offering in an escrow account with a third party escrow agent due to the costs involved. As a result, investors are subject to the risk that creditors could attach these funds during the offering process. See "Use of Proceeds" and "Plan of Distribution."

Prior to this offering there has been no public market for our common stock and we have not applied for listing or quotation on any public market. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the Shares quoted on the OTC Bulletin Board (OTCBB). There can be no assurance that our common stock will qualify for quotation on the OTCBB or that we will be successful in obtaining a quotation.

Our sole officer and director will market our common stock and offer and sell the securities on our behalf. The officer and director will not receive any compensation for his role in selling shares in the offering. The expenses of the offering are estimated at $8,050 and will be paid by us.

THE COMPANY IS CONSIDERED TO BE IN UNSOUND FINANCIAL CONDITION. PERSONS SHOULD NOT INVEST UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ARE CONSIDERED A "SHELL COMPANY" UNDER APPLICABLE SECURITIES RULES AND ARE SUBJECT TO ADDITIONAL REGULATORY REQUIREMENTS AS A RESULT OF THIS STATUS, INCLUDING LIMITATIONS ON OUR SHAREHOLDER'S ABILITY TO RE-SELL THEIR SHARES IN OUR COMPANY, AS WELL AS ADDITIONAL DISCLOSURE REQUIREMENTS. ACCORDINGLY, INVESTORS SHOULD CONSIDER OUR SHARES TO BE A HIGH-RISK AND ILLIQUID INVESTMENT. REFER TO THE SECTION ENTITLED "RISK FACTORS" ON PAGES 9-17.

THE COMPANY IS CONSIDERED AN "EMERGING GROWTH COMPANY" AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT AND WILL BE SUBJECT TO REDUCED PUBLIC COMPANY REPORTING REQUIREMENTS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

THE DATE OF THIS PROSPECTUS IS ______________, 2015.”

Summary

The Offering

Proceeds to Our Company, page 9

4.

Please revise throughout to disclose potential proceeds to the company on a net basis and based on a range of possible outcomes, for example, if 25%, 50%, 75% and 100% of the shares are sold.

We have included the following table and we have also revised the ‘Proceeds to Our Company’ description on page 9:

	Sale of 25% of Offered Shares	Sale of 50% of Offered Shares	Sale of 75% of Offered Shares	Sale of 100% of Offered Shares
NET PROCEEDS	$ -	$22,500.00	$45,000.00	$67,500.00

Initial Website Development	$ -	$1,575.00	$3,150.00	$4,725.00
Website functionality and application development	$ -	$11,025.00	$22,050.00	$33,075.00
Marketing materials and guides development	$ -	$2,700.00	$5,400.00	$8,100.00
Marketing campaign	$ -	$6,750.00	$13,500.00	$20,250.00
General operating expenses	$ -	$450.00	$900.00	$1,350.00

Risk Factors, page 11

5.

Please include a separate risk factor that discusses, consistent with your statement in your liquidity discussion, the minimum number of months your cash resources will allow you to fund minimal operations.  In addition, disclose the minimum additional capital necessary to fund planned operations for a 12-month period.

We have added the following as the first risk factor on page 12:

“OUR CURRENT CASH RESOURCES WILL NOT ALLOW US TO BECOME PROFITABLE AND WILL ONLY ALLOW US TO FUND OPERATIONS FOR A LIMITED PERIOD OF TIME

We anticipate that our expenses over the next ten to twelve months following the effectiveness of our registration statement will be approximately $90,000 for the full implementation of our business plan including general administrative expenses, professional fees, development of our website platform, marketing costs and others. Based on our current cash on hand, we may be delayed or forced to cease operations within 12 months unless we complete the offering in its entirety. However, we will try to implement our plan of operations even if we sell less than 100% of the shares offered herein and we believe that at least $8,050 would allow us to keep our reporting status current with the SEC for the next 12 months. Even with 100% of shares sold there is no guarantees that we will be successful.

If we do not raise the financing from the Offering, we may not be able to successfully carry out our plan of operation, and investors may lose their entire investment. In that case, we would not be able to meet the objections stated in this prospectus or eliminate the "going concern" opinion in our auditor's report.

As of the date of this prospectus, the current funds available to us will be sufficient to maintain a reporting status and minimal operations for approximately six months.”

6.

Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company.  Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act.  Additionally, please highlight that if you have less than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act.

We have added this risk factor on page 16:

“IF WE DO NOT BECOME A FULLY ROPORTING COMPANY, WE WILL NOT BE SUBJECT TO THE PROXY RULES UNDER SECTION 14 OF THE EXCHANGE ACT.

We plan on filing a Form 8-A registration statement under Section 12(g) of the Exchange Act. However, if we do not file the Form 8-A, we would be considered a Section 15(d) filer, and in that case, we would not be a fully reporting company and we would not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. As a section 15(d) filer, if we have less than 300 shareholders following the fiscal year in which our registration statement becomes effective, our periodic reporting obligations under Section 13(a) would be automatically suspended under Section 15(d) of the Exchange Act.”

Use of Proceeds, page 18

7.

You state on page 15 that you anticipate spending approximately $15,000 per year on fulfilling your reporting obligations once your registration statement is declared effective; however, it appears that you have omitted from the use of proceeds table and your business discussion any such ongoing costs.  Please revise your discussions elsewhere in your document, as appropriate, to reflect these anticipated expenses, or advise.

We have revised the use of proceeds table on page 18 to include the SEC reporting costs:

	Sale of 25% of Offered Shares	Sale of 50% of Offered Shares	Sale of 75% of Offered Shares	Sale of 100% of Offered Shares
GROSS PROCEEDS	$22,500	$45,000	$67,500	$90,000

OFFERING EXPENSES
Opinion Letter	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Bookeepper	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Auditors	$4,000.00	$4,000.00	$4,000.00	$4,000.00
EDGARization	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Transfer Agent	$1,000.00	$1,000.00	$1,000.00	$1,000.00
SEC Registration Fee	$50.00	$50.00	$50.00	$50.00
TOTAL	$8,050.00	$8,050.00	$8,050.00	$8,050.00

SEC REPORTING COSTS Form 8-K	$450.00	$450.00	$450.00	$450.00
Bookeepper 2 x 10Q's and 1 x 10-K	$2,000.00	$2,000.00	$2,000.00	$2,000.00
Auditors 2 x 10Q's and 1 x 10-K	$8,000.00	$8,000.00	$8,000.00	$8,000.00
EDGARization	$4,000.00	$4,000.00	$4,000.00	$4,000.00
TOTAL	$14,450.00	$14,450.00	$14,450.00	$14,450.00

NET PROCEEDS	$ -	$22,500.00	$45,000.00	$67,500.00

Initial Website Development	$ -	$1,575.00	$3,150.00	$4,725.00
Website functionality and application development	$ -	$11,025.00	$22,050.00	$33,075.00
Marketing materials and guides development	$ -	$2,700.00	$5,400.00	$8,100.00
Marketing campaign	$ -	$6,750.00	$13,500.00	$20,250.00
General operating expenses	$ -	$450.00	$900.00	$1,350.00

Also, we have revised our Plan of Operations, on page 27, to reflect the changes in the table shown above:

“PLAN OF OPERATIONS

Our plan of operations over the 12 month period following successful completion of our offering is to develop and establish our services, our website and our advertising and marketing plan. Our challenge will be to develop our services and to define and attract paying customers.

Within 90 days of this prospectus becoming effective the Company intends to design the look and feel of its website (www.ETERNALSPEECH.com). The Company will use a third party design service like ‘99 Designs’ or a similar service to design a nondenominational website that is compelling yet respectful to those that are posting and/or visiting.  The Company anticipates spending up to $4,750.00 on this effort.

Within 180 days of this prospectus becoming effective the Company will hire a third party development firm to build the company’s website functionality and application, the Company anticipates hiring a firm from the Eastern Block, India or China. The application and website is intended to initially not be over complicated and expects an initial release within 270 days of this prospectus being effective. The Company would develop for both the Windows platform and Mac platform and look to develop for iOS and Android in the future. The Company anticipates spending up to $33,075.00 on developing its application and website.

Within 270 days if this prospectus being effective the Company anticipates developing its marketing materials, user guide and sales guide. The company will further define is initial reseller target list in preparation of sales activities to follow. The Company will also research publications that cater to its target market and attempt to get editorials in these publications to create additional product awareness. Traditional e-product marketing utilizing social media, non-spam email, fax blasts and press releases will also be utilized to increase product awareness. The Company intends to hire a North American based student in a Marketing University, on a part time basis to achieve this goal. The Company anticipates spending up to $8,100 on further defining its initial target market.

Within 365 days of this prospectus being effective the Company intends to begin its product-marketing campaign by first focusing on Cemeteries and Funeral Homes. The Company anticipates hiring a full time sales executive to contact these potential product resellers. The Company anticipates paying a base salary of around $2,000 per month with 10% sales commission on gross revenue to the Company. The Company anticipates budgeting up to one year’s wages initially.

The Company also anticipates having commission only sales personal that could visit an assisted living facility armed with a laptop and present the opportunity to the residents, with medium size Assisted Living Facilities housing between 50 to 100 potential subscribers the Company feels such a presentation would result in significant sales that the sales person could process, on the spot. The Company would pay a 15% commission of gross revenue to the living facility.

The Company also anticipates spending up to $1,350 dollars for general operating expenses, $8,050 with expenses related to this offering and incurring about $14,450 in costs related to SEC reporting costs for a period of one year.”

Plan of Distribution

Procedures and Requirements for Subscription, page 22

8.

Please file a form of subscription agreement as an exhibit to your registration statement.

We have filed a form of subscription agreement as an exhibit.

Information with Respect to the Registrant, page 25

9.

Please expand your disclosure to include a discussion of where you intend to develop and market your business given that your sole officer and director, Mr. Thepchit, resides in Thailand.  In this regard, we you note your statements that you plan to market your business concept using cemeteries, funeral homes, assisted living facilities and various publications.

We have amended our document on page 27 to include a discussion on the initial countries we will be targeting. Initially it is the company’s intention to develop the application and website in English and we would therefore target English speaking countries with a focus in the USA:

“Since it is the Company’s intention to initially develop its website and application in English, its initial marketing efforts will be focused in English-speaking countries. The company will initially target the USA and especially the state of Florida that has the largest concentration of elderly in America.”

Competition, page 27

10.

Please expand your discussion to provide more information about the companies you are referring to that you consider to be direct or indirect competitors in the business of leaving messages to individuals after one’s death.  In this regard, we note your statement on page 12 that you have no knowledge of any direct competitors.

We have amended our last risk factor on page 11 to further clarify our definition of direct competitors.

“WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH EXISTING COMPETITORS OR NEW ENTRANTS IN THIS MARKET.

Because we have not started our business yet, we are unknown to the public. Even though we have no knowledge of any direct competitors at this time that offer an interactive memorial service, as is our intention, we will need to compete with many companies that offer the same or similar services. There are many existing memorial sites on the Internet that have already developed the necessary relationships with third-party service providers. Our competitors may have greater financial resources and may be able to withstand competitive pricing strategies better than we will. We also expect to continue to face competition from new market entrants. We may be unable to compete effectively with these existing and new competitors, which could have a material adverse effect on our financial condition and results of operations.”

We have also revised our ‘competition’ section on page 28 to more clearly outline who we define as our direct and or indirect competitors:

“We will be competing against already established companies in this industry. There are many sites dedicated to memorial services and they all have the basic features of pictures, videos, music and virtual gifts such as flowers and candles. None of these sites offer the interactive, time sensitive features that we intend to offer. Our product features, from what we have researched, appears to be unique on the memorial Internet product space.

The top 10 memorial sites are  iLastin, Imorial, Legacy, Mem, NeverGone, Remembered, Sanctri, Tributes, YourTribute and foevermissed.

Our success depends on our ability to differentiate ourselves in the market with a unique product that offers an effective and reliable service and developing a successful Marketing campaign.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

11.

You state that though you have no written commitments regarding any cash advances, Mr. Thepchit has “verbally indicated” that he is willing to advance up to $10,000 over the next twelve months to cover costs associated with being a reporting public company.  Please clarify if true, that the verbal indication to advance to $10,000 to the company is not a binding obligation and that there is no assurance that Mr. Thepchit will advance any funds to the company, and include appropriate risk factor disclosure.

We have added the following statement at the end of the paragraph below the table on page 33 and we have also revised the following paragraphs:

“…The verbal indication to advance up to $10,000 to the company is not a binding obligation and there is no assurance that Mr. Thepchit will advance any funds to the company.

We anticipate that our expenses over the next ten to twelve months following the effectiveness of our registration statement will be approximately $90,000 for the full implementation of our business plan including general administrative expenses, professional fees, development of our website platform, marketing costs and others. Based on our current cash on hand, we may be delayed or forced to cease operations within 12 months unless we complete the offering in its entirety. However, we will try to implement our plan of operations even if we sell less than 100% of the shares offered herein and we believe that at least $8,050 would allow us to keep our reporting status current with the SEC for the next 12 months. Even with 100% of shares sold there is no guarantees that we will be successful.

If we do not raise the financing from the Offering, we may not be able to successfully carry out our plan of operation, and investors may lose their entire investment. In that case, we would not be able to meet the objections stated in this prospectus or eliminate the "going concern" opinion in our auditor's report.”

We have also added this risk factor on page 12:

“OUR FINANCIAL RESOURCES ARE LIMITED AND WE DEPEND ON THE SUCCESS OF THIS OFFERING TO FULLY DEVELOP OUR BUSINESS AND START GENERATING REVENUE

We have not yet fully developed our business and we have not yet generated any revenue. In order to successfully implement our plan of operations, we will need additional capital. We depend on the success of this offering to obtain the necessary funds.

We have no written commitments from stockholders, directors or officers to provide us with any form of cash advances, loans or other sources of liquidity to meet our needs. However, our officer and director has verbally indicated that he is willing to advance up to $10,000 over the next twelve months to cover the company’s cost of being a reporting public company. The verbal indication to advance up to $10,000 to the company is not a binding obligation and there is no assurance that Mr. Thepchit will advance any funds to the company.”

Directors, Executive Officers, Promoters and Control Persons, page 33

12.

We note your discussion here of Mr. Thepchit’s lack of involvement in certain legal proceedings.  However, not all of the legal proceedings covered by Item 401(f) of Regulation S-K are included in this discussion.  Please confirm that Mr. Thepchit has not been involved in any of the legal proceedings covered by Item 401(f), and if you choose to keep such disclosure, revise to include all such legal proceedings.

We have included the following on page 35, replacing the former discussion:

During the past ten years, our director and executive officer has NOT been involved in any of the legal proceedings covered by Item 401(f), described below:

“(1) A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any Federal or State securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Instructions to paragraph (f) of Item 401: 1. For purposes of computing the ten-year period referred to in this paragraph, the date of a reportable event shall be deemed the date on which the final order, judgment or decree was entered, or the date on which any rights of appeal from preliminary orders, judgments, or decrees have lapsed. With respect to bankruptcy petitions, the computation date shall be the date of filing for uncontested petitions or the date upon which approval of a contested petition became final.”

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589